UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avenue, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
(Unaudited)

	Sept. 30 2003	Dec. 31, 2002
ASSETS
Current
Cash	$260	$28,080
Prepaid expenses and sundry	-	9,441
	260	37,521
Note receivable	481,724	481,724
Mineral property	1,145,163	1,145,163
	$1,627,147	$1,664,408
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,507,579	$1,456,323
Convertible loans	179,779	179,779
	1,687,358	1,636,102
Minority interest	26,995	26,995
	1,714,353	1,663,097
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 3)	2,735,402	2,598,000
Deficit	(2,822,608)	(2,596,689)
	(87,206)	1,311
	$1,627,147	$1,664,408

Balaton Power Inc.
Consolidated Statement of Operations and Deficit
(Expressed in US Dollars)
For the Nine Month Period Ended September 30, 2003
(Unaudited)

	2003	2002
Revenue	$-	$-
Expenses
Administration and general	115,973	228,886
Wages	-	159,716
Consulting fees and commissions	72,000	98,415
Professional fees	34,946	20,316
Interest	3,000	-
Depletion	-	9,709
	225,919	517,042
Net Loss	(225,919)	(517,042)
Deficit, beginning of period	(2,596,689)	(3,058,184)
Deficit, end of period	$(2,822,608)	$(3,575,226)
Loss per common share	$(0.01)	$(0.02)

Balaton Power Inc.
Consolidated Statement of Operations and Deficit
(Expressed in US Dollars)
For the Nine Month Period Ended September 30, 2003
(Unaudited)

	2003	2002
Revenue	$-	$-
Expenses
Administration and general	20,603	38,863
Wages	-	34,886
Consulting fees and commissions	-	34,345
Professional fees	22,132	2,722
Depletion	-	-
	42,735	110,816
Net Loss	(42,735)	(110,816)
Deficit, beginning of period	(2,779,873)	(3,464,410)
Deficit, end of period	$(2,822,608)	$(3,575,226)
Loss per common share	$(0.0006)	$(0.0046)

Balaton Power Inc.
Consolidated Statement of Cash Flows
For the Nine Month Period Ended September 30, 2003
(Expressed in US Dollars)
(Unaudited)

	2003	2002
Cash provided by (used in):
Operating Activities:
Net loss	$(225,919)	$(517,042)
Depletion, on item not affecting cash	-	9,709
	(225,919)	(507,333)
Changes in non-cash working capital components
Accounts payable	51,256	(8,214)
Accounts receivable	-	(9,917)
Due to related parties	-	(111,747)
Prepaid expenses	9,441	1,436
	(165,222)	(615,941)
Investment Activities:
Investment in hydroelectric sites	-	(50,000)
Financing Activities:
Sale of common shares for cash	20,000	610,787
Shares issued for services	117,402	248,000
Proceeds from long term debt	-	140,806
Subscription received	-	(341,910)
	137,402	657,683
Decrease in cash	(27,820)	(8,258)
Cash, beginning of period	28,080	8,954
Cash (bank indebtedness), end of period	$260	$696

Balaton Power Inc.
Consolidated Statement of Cash Flows
For the Nine Month Period Ended September 30, 2003
(Expressed in US Dollars)
(Unaudited)

	2003	2002
Cash provided by (used in):
Operating Activities:
Net loss	$(42,735)	$(110,816)
Changes in non-cash working capital components
Accounts payable	23,107	(300)
Accounts receivable	-	11,025
Due to related parties	-	(6,532)
	(19,628)	(106,623)
Financing Activities:
Sale of common shares for cash	20,000	-
Subscription received	-	110,500
	20,000	110,500
Increase (decrease) in cash	(372)	3,877
Cash (bank indebtedness), beginning of period	632	(3,181)
Cash, end of period	$260	$696

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
September 30, 2003
(Unaudited)

1. Significant accounting policies

The disclosure contained in the unaudited consolidated financial statements does not include all the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are necessary to present fairly the financial position of the company as of September 30, 2003 and the results of operations and cash flows for the six months ended September 30, 2003 and September 30, 2002.

2. Income taxes

At September 30, 2003 the Company's income tax expense was nil.

3. Share Capital

Authorized 700,000,000 common shares without par value
Issued and fully paid	Shares	Amount
Balance - December 31, 2002	63,888,194	$2,598,000
Issued for cash	400,000	20,000
Issued for fees and services	1,174,020	117,402
Balance - September 30, 2003	66,462,214	$2,735,402

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
September 30, 2003
(Unaudited) (continued)

At September 30, 2003, the following warrants were outstanding:

Amount	Price	Expiry
$1,250,000	$0.60	April 17, 2004
150,000	0.10	July 17, 2003, extended to December 31, 2003
150,000	0.20	July 17, 2004
935,000	0.20	July 17, 2003, extended to December 31, 2003
935,000	0.30	July 17, 2004
60,000	0.20	August 15, 2003, extended to December 31, 2003
60,000	0.30	August 15, 2004
730,000	0.20	September 15, 2003, extended to December 31, 2003
730,000	0.30	September 15, 2004
300,000	0.20	September 15, 2004
149,000	0.20	February 21, 2004
150,000	0.10	July 15, 2003, extended to December 31, 2003
1,145,000	0.20	July 15, 2003, extended to December 31, 2003
995,000	0.30	July 15, 2004
1,030,000	0.20	September 15, 2004

At September 30, 2003, the following employee stock options were outstanding:

3,000,000	$ 0.50	December 31, 2005
400,000	0.50	January 2, 2006

BC FORM 51-901F
(previously Form 61)

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	[ ] Schedule A
[ X ] Schedule B & C

ISSUER DETAILS

Name of Issuer:	Balaton Power Inc.
Issuer Address:	19 East Fourth Street Hutchinson, Kansas 67502
Issuer Fax No.:	(620) 662-6861
Issuer Telephone No.:	(620) 662-3697
Contact Name:	Richard Burdett
Contact Position:	Chief Executive Officer
Contact Telephone No.:	(620) 662-3697
Contact E-mail Address:	N/A
Website Address:	N/A
For Quarter Ended:	2003 / 09 / 30
Date of Report:	2003 / 22 / 25

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Michael Rosa" ______________________________ Director's Signature	Michael Rosa _________________________ Name of Director	2003/11/25 _______________ Date Signed

"Robert Wyllie" ______________________________ Director's Signature	Robert Wyllie _________________________ Name of Director	2003/11/25 _______________ Date Signed

SCHEDULE "B"

1. Analysis of expenses and deferred costs

Disclosed in Financial Statements, see Schedule A.

2. Related party transactions

None

3. Summary of securities issued and options granted during the period

(a) The Company sold 400,000 shares of its common stock for $20,000 (US$) for working capital. The shares are restricted from trading for a one-year period.

(b) Options granted during the period: None

4. Summary of securities as at the end of the reporting period

(a) Share capital as at September 30, 2003:

Authorized:	700,000,000	Common shares without par value
Issued:	66,462,214	Common shares US$2,735,402

(b) Options, warrants and convertible securities outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.60	April 17, 2004
150,000	$0.10 until July 17, 2003 thereafter $0.20	July 17, 2004
935,000	$0.20 until July 17, 2003, thereafter $0.30	July 17, 2004
60,000	$0.20 until August 15, 2003, thereafter $0.30	August 15, 2003
730,000	$0.20 until September 15, 2003 thereafter $0.30	September 15, 2004
300,000	$0.20	September 15, 2004
149,000	$0.20	February 21, 2004
150,000	$0.10	July 15, 2003
1,145,000	$0.20	July 15, 2003
995,000	$0.30	July 15, 2004
1,030,000	$0.20	September 15, 2004

(c) Shares held in escrow or subject to a pooling agreement:

Nil.

5. Officers and directors as at the date this report is signed and filed

Directors:

Richard Burdett
Robert Wyllie
Michael Rosa

Officers:

Richard Burdett - CEO
Robert Wyllie - CFO
Lois Zelenka - Corporate Secretary

SCHEDULE "C"

MANAGEMENT DISCUSSION

1. Description of Business

The Company's principal business is the development of a bauxite deposit in the State of Orissa, India, known as the Gandhamardan. The Company holds its interest as a result of its 100% interest in Continental Resources (USA) Ltd. ("Continental") on October 31, 2002. Continental holds a 50% interest in a bauxite deposit in the State of Orissa, India.

The Company is no longer active in the acquisition, development and operation of hydroelectric power production sites or the marketing for the Pisces and BRIMAC system.

2. Discussion of Operations and Financial Condition

The Company's principal business focus is the development of the Gandhamardan deposit. The Gandhamardan Bauxite Deposit is the subject of a report prepared by E.A. Gallor, P. Geolo gist, entitled "Summary Report Gandhamardan Bauxite Deposit, Sambalpur and Balangir Districts, State of Orissa, India", dated April 8, 2003 which is available on the SEDAR web site at www.SEDARcom

During the quarter representatives of the Company travelled to India to meet with its Partner, Orissa Mining Corporation ("OMC") to amend the agreement of the Joint Venture to provide for downstream facilities (alumina plant and aluminium smelter) plus review the Base Line Study work program for the project. Also during this same trip the representatives met with several Indian corporations to discuss various aspects of the work program.

The representatives met with OMC and made a formal presentation regarding the existing terms of the Joint Venture Agreement and it was mutually agreed to amend the Joint Venture Agreement where OMC would not participate in the ownership of the Alumnia Plant or the Aluminium Smelter allocating their interest to Continental Resources (USA) Ltd. for the benefit of attracting a major company to the building of an aluminium complex. OMC agreed verbally upon the condition that the Indian Federal Government would also endorse the terms. Subsequent to the end of the quarter that ended September 30, 2003 the Company received notification that the Federal Government of India approved the terms from the legal department. As of November 25, 2003, Continental Resources (USA) Ltd. is awaiting acknowledgement from the board of directors of OMC as to the date for the signing of the revised Joint Venture Agreement.

During the Quarter that ended September 30, 2003 the Company raised $20,000 (US$) through the placement of 400,000 shares of its common stock bearing a restricted one-year legend. This was the first private placement of common stock for cash since the new board members took control in February 2003.

Administrative Costs

During the current three month period the Company did not incurred any costs relating to consulting fees however, during the first qmrter the Company incurred $72,000 in consulting fees for services engaged by the previous management. Administration and general expenses were $20,603 and professional fees were $22,132. Administration and general expenses for the first nine months were $115,973 compared to $228,886 for the previous year and the professional fees were $34,946 compared to $20,316 for the same period in 2002. The expenditures incurred during 2003 are related to the development of the Gandhamardan Bauxite Deposit in India.

Current directors and officers do not receive compensation for their services, and will not receive material cash compensation from the Company until the Company is adequately funded to carry out the development for the Gandhamardan Bauxite Project.

Contingencies

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defences against the claim and intends to vigorously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

3. Financings, Principal Purposes and Milestones

The Company did not complete any financings during the period other than a placement of 400,000 shares of common stock for $20,000 (US$). These shares are restricted for one year.

4. Liquidity and Solvency

As at September 30, 2003 the Company had cash on hand of $260, total Assets of $1,627,147, Liabilities of $1,714,353 and a Shareholders' Equity Deficiency of $87,206. The Company owed $16,343 in interest and penalties on $163,436 in loans that came due December 31, 2002. These loans remain outstanding as at the date of this report.

The Company continues to rely upon its controlling shareholder, Perial, for funds to continue operations. Amounts lent to the Company have no fixed repayment date and do not bear interest. The Company relies on the continued forbearance of its creditors for its continued operations.

The Company requires significant funds to continue operations and to develop the Gandhamardan. There can be no assurance that the Company will be able to secure such funds.

BALATON POWER INC.
191 Eglinton Avenue East, #302
Toronto, Ontario M4P 1K1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the ANNUAL AND SPECIAL MEETING of shareholders of BALATON POWER INC. (the "Company") will be held on November 21, 2003 at 9:30 a.m. (Toronto time) at 4 King Street West, Suite 1320, Toronto, Ontario, for the following purposes:

(a) to receive and consider the financial statements of the Company for the fiscal year ended December 31, 2002 together with the report of the auditors thereon;

(b) to appoint auditors for the current fiscal year of the Company and authorize the directors to fix their remuneration;

(c) to elect directors for the Company; and

(d) to transact any other business that may properly come before the meeting and any adjournments thereof.

Shareholders who are unable to attend the meeting in person, are requested to date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

Dated at Toronto on October 24, 2003.

On Behalf of the Board of Directors

/s/ Richard Burdett
_______________________________________
Richard Burdett, President

BALATON POWER INC.
191 Eglinton Avenue East, #302
Toronto, Ontario M4P 1K1

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF PROXIES to be used at the Annual and Special Meeting of shareholders of BALATON POWER INC.. (the "Company") to be held November 21, 2003, at 9:30 a.m. (Toronto time) at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO. Proxies will be solicited primarily by mail and may also be solicited by the directors and/or officers of the Company at nominal cost. The Company will bear the cost of solicitation of proxies.

ELECTION OF DIRECTORS

The board of directors consists of three (3) directors to be elected annually. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, over which control or direction is exercised by each of them as of the date hereof.

Name, Office and Principal Occupation	Director Since	No. of Voting Securities Owned, Controlled or Directed as at October 15, 2003 (1)
Richard Burdett CEO/Director Oil & Gas Consultant	February 2003	50,000 shares common
Robert Wyllie CFO/Director Marketing Administrator	February 2003	50,000 shares common
Michael Rosa Director Resource Consultant	February 2003	50,000 shares common

(1) The information as to voting shares beneficially owned not being within the knowledge of the Company has been furnished by the respective nominees individually.

The term of office of each director will be from the date of the meeting at which he is elected until the annual meeting next following, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION

The Company has three executive officers, Richard Burdett, the President, Robert Wyllie, the Chief Financial Officer and Lois Zelanka the Secretary/Treasurer. During the year ended December 31, 2002, the said executive officers were paid no executive compensation.

COMPENSATION OF DIRECTORS

No compensation was paid to the directors of the Company during the fiscal year ended December 31, 2002 in respect of directors fees.

REPORT OF AUDITORS AND AUDITED FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2002, and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF HARRIS AND PARTNERS, CHARTERED ACCOUNTANTS, 30 WERTHEIM COURT, UNIT 20, RICHMOND HILL, ONTARIO L4B 1B9, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

THE MANAGEMENT KNOWS OF NO MATTERS TO COME BEFORE THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy and in either case, depositing the completed proxy with the Company's transfer agent and registrar, HERITAGE TRUST COMPANY, 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, M5H 1B6, on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the office of the Company's transfer agent and registrar at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked. A shareholder attending the meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED, WILL BE VOTED IN ACCORDANCE WITH THE CHOICE SO SPECIFIED IN THE PROXY. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. AT THE TIME OF PRINTING OF THIS CIRCULAR, THE MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

VOTING OF SHARES

Persons registered on the books of the Company at the close of business on October 15, 2003, (the "record date") and persons who are transferees of any shares acquired after the record date and who have produced properly endorsed certificates evidencing such shares or who otherwise have established ownership thereof and demand, not later than 10 days before the annual and special meeting, that their names be included in the list of shareholders, are entitled to vote at the annual special meeting of the Company.

At the date of this information circular, the Company has outstanding 66,162,214 common shares of its capital stock, each of which carries one vote. So far as the directors and officers of the company are aware, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying in excess of 10% of the voting rights attached to the common shares of the Company are those set out below:

NAME & ADDRESS	NO & CLASS OF SHARES	PERCENTAGE OF CLASS
Perial Ltd.	25,000,000 common	37.79%

The undersigned hereby certifies that the contents and the sending of the information circular have been approved by the directors of the Company.

October 24, 2003

/s/ Richard Burdett
______________________________
Richard Burdett,
Chief Executive Officer

P R O X Y

For use at the ANNUAL AND SPECIAL MEETING of the SHAREHOLDERS of the COMMON SHARES of BALATON POWER INC. to be held on November 21, 2003.

The UNDERSIGNED SHAREHOLDER of the COMMON SHARES of BALATON POWER INC. hereby appoints Robert Wyllie, Chief Financial Officer, whom failing, Michael Rosa, Director or instead of either of them, __________________________________________, as nominee of the undersigned with full power of substitution, to attend, vote, act for the undersigned as if personally present at the ANNUAL AND SPECIAL MEETING of the SHAREHOLDERS of the COMMON SHARES of BALATON POWER INC. to be held on November 21, 2003 and any adjournment thereof, without limiting the general authorization and full power thereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as indicated below.

This proxy will be voted or withheld from being voted in accordance with the instructions specified. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO HEREIN.

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTER IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WITH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

1. For [ ] or, Withhold from voting [ ] for the election of the nominees for directors identified in the information circular.

2. For [ ] or, Withhold from voting [ ] for the appointment of Harris and Partners, Chartered Accountants, as auditors of Company and the authorization of the directors to fix their remuneration.

The undersigned hereby revokes any proxies previously given.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed to the Company.

(PLEASE PRINT YOUR NAME AND ADDRESS)

__________________________________________________
(First Name and Surname)

__________________________________________________
(Number and Street) (Apartment)

__________________________________________________
(City) (Province) (Postal Code)

__________________________________________________
(Number of Shares)

DATED at _______________________, this ______ day of ______________, 2003.

Meeting Date: November 21, 2003.

Signed ________________________________________
(Signature of Shareholder)

Balaton Power Inc.
302-191 Eglinton Avenue East
Toronto, ON M4P 1K1
October 30, 2003

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

Dear Sir/Madam:

Subject: Balaton Power Inc.

We confirm that the following English Material was mailed by pre-paid mail on October 30, 2003 to the registered shareholders of the Common shares of the subject corporation.

1. Notice of Annual Meeting of Shareholders/Information Circular

2. Proxy

3. Supplemental Mailing List form

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Sincerely,

Perial Ltd.

/s/ Robert Wyllie

ROBERT WYLLIE
Chief Financial Officer

BALATON POWER INC.
191 Eglinton Avenue East, #302
Toronto, Ontario M4P 1K1

SUPPLEMENTAL MAILING LIST

In accordance with National Instrument 54-102-Communication with Beneficial Owners of Securities of a Reporting Issuer (54-101), any registered shareholder may elect annually to have his or her name added to the issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you wish to be included in the company's supplemental mailing list and be entitled to receive interim financial statements, we ask that you complete the following and return it to the Company's transfer agent and registrar, HERITAGE TRUST COMPANY, at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, M5H 1B6.

I HEREBY confirm that I am a shareholder of the Company, and as such, request that you add my name to your supplemental mailing list.

The supplementary list will be updated each year, and therefore, a Return Card will be required annually in order to receive interim financial statements.

(PLEASE PRINT YOUR NAME AND ADDRESS)

__________________________________________________
(First Name and Surname)

__________________________________________________
(Number and Street) (Apartment)

__________________________________________________
(City) (Province) (Postal Code)

Meeting Date: November 21, 2003.

Signed ________________________________________
(Signature of Shareholder)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 29, 2004

/s/ Robert Wyllie
________________________________
Name: Robert Wyllie
Title: Chief Financial Officer